FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2003

LEICA GEOSYSTEMS FINANCE PLC

Davy Avenue, Knowlhill
Milton Keynes, MK5 8L
England

(Exact name of registrant and address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __________ X __________ Form 40-F _____________

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___________________ No __________ X _______________

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Press release dated 30 January 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEICA GEOSYSTEMS FINANCE PLC

Date: 31 January 2003	By:	/s/ Christian Leu
	Name:	Christian Leu
	Title:	Chief Financial Officer

Communication to Investors and Shareholders

Leica Geosystems AG
Heinrich-Wild-Strasse
CH-9435 Heerbrugg
(Switzerland)

Contact George Aase, Director Investor Relations Phone +41 71 727 3064	www.leica-geosystems.com

Heerbrugg (Switzerland), 30 January 2003

Disclosure of Shareholdings

Leica Geosystems Holdings AG has been informed by K Capital Partners, 75 Park Plaza, Box 11, Boston, MA 02116, USA, that one of its individual investment funds, K Capital Offshore Master Fund (U.S. Dollar), LP, holds 470,858 registered shares of Leica Geosystems Holdings AG, representing 20.059% of the voting rights of the company. The overall shares held by the investment funds under the management of K Capital Partners amount to 639,078 registered shares, representing 27.225% of the voting rights of Leica Geosystems Holdings AG.

Further inquiries:

Christian Leu, CFO Leica Geosystems Holdings AG, Phone +41 71 727 4400